Filed by: National Penn Bancshares, Inc.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933
                                        Securities Act File No.: 333-101689
                                        Subject Company: FirstService Bank

Exchange Ratio Finalized for National Penn Bancshares' Acquisition of FirstService Bank

BOYERTOWN, Pa., Jan 21, 2003 /PRNewswire-FirstCall via COMTEX/ -- National Penn Bancshares, Inc. (Nasdaq: NPBC), parent company of National Penn Bank, and FirstService Bank today announced that, after expiration of the 20 trading day valuation period, the exchange ratio for the pending merger of FirstService Bank into National Penn Bank has been finalized at .5954 share of National Penn Bancshares stock for each share of FirstService Bank stock.

The transaction is subject to approval by FirstService Bank shareholders at a meeting to be held on February 4, 2003. The Office of the Comptroller of the Currency approved the transaction on January 2, 2003. Closing is anticipated for February 25, 2003.
Upon completion of the transaction, FirstService Bank will retain its name and operate as a division of National Penn Bank.

Following the acquisition, National Penn Bancshares will have assets of approximately $3.2 billion and an expanded presence in Bucks and Montgomery Counties with the addition of FirstService Bank's eight community offices, which includes a community office currently being planned in Souderton, Pennsylvania.

National Penn Bancshares, Inc. (Nasdaq: NPBC) is a $2.9 billion financial services company headquartered in Boyertown, PA. NPBC currently operates 58 community offices in southeastern Pennsylvania through National Penn Bank and two community offices in southeastern Pennsylvania through Panasia Bank N.A. Panasia Bank N.A. also operates four community offices in the northern New Jersey marketplace and one office in Annandale, Virginia. Trust and investment management services are provided through Investors Trust Company; brokerage services are provided through Penn Securities, Inc.; mortgage banking activities are provided through Penn 1st Financial Services, Inc.; and leasing products are offered through National Penn Leasing Company. National Penn Bancshares, Inc. common stock is traded on the Nasdaq Stock Market under the symbol "NPBC." Additional information about the National Penn family is available on National Penn's website at www.nationalpennbancshares.com.

SOURCE National Penn Bancshares, Inc.

Gary L. Rhoads, National Penn Bancshares, +1-610-369-6341 http://www.nationalpennbancshares.com



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The following disclosure is made in accordance with Rule 165 of the Securities and Exchange Commission ("SEC").

National Penn urges shareholders of FirstService Bank and other investors to read the proxy statement/prospectus included in the registration statement on Form S-4 which National Penn filed with the SEC in connection with the proposed merger of FirstService into National Penn Bank. This proxy statement/prospectus contains important information about National Penn, FirstService Bank, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. The proxy statement/prospectus is available for free on the SEC's web site at http://www.sec.gov. It is also available for free from National Penn and FirstService. You may direct such a request to either of the following persons:

           A. Lee Roberts                Sandra L. Spayd
           Secretary                     Secretary
           FirstService Bank             National Penn Bancshares, Inc.
           152 N. Main Street            Philadelphia and Reading Avenues
           Doylestown, PA 18901          Boyertown, PA 19512
           Phone:  (215) 230-6398        Phone:  (610) 369-6202

In addition to the registration statement and proxy statement/prospectus, National Penn files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by National Penn at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. National Penn's filings with the SEC are also available to the public from commercial document-retrieval services and for free on the SEC's web site at http://www.sec.gov.